

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2013

Via E-mail
Jeffrey Lang
Chief Executive Officer
CECO Environmental Corp
4625 Red Bank Road, Suite 200
Cincinnati, Ohio 45227

> **Re: CECO Environmental Corp**
> **Registration Statement on Form S-4**
> **Filed May 23, 2013**
> **File No. 333-188797**

Dear Mr. Lang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. Please suppplementally provide us with copies of all board books and other materials prepared by Jefferies and William Blair that were shared with the CECO board and Met-Pro board and their representatives.

2. We note that the parties exchanged projected financial information in connection with the fairness opinions. Please disclose all material financial projections that the parties exchanged, and supplementally provide us with all financial projections and forecasts that Jefferies and William Blair used in preparing the analyses relating to their fairness opinions.

3. It appears that the Met-Pro shareholders will not elect the type of Merger consideration to be received at the same time as the vote on the Merger Agreement. Please advise us of your consideration of the applicability of the tender offer rules to the cash election. Please refer to Release No. 34-14699 (April 24, 1978).

4. We note your disclosure on page 9 that the form of election that will be sent promptly after adoption by Met-Pro shareholders of the Merger Agreement and approval of the transactions thereby. Please clarify what you mean by "promptly after."

Cover page

5. Please disclose the number of shares to be issued in the First Merger. If this is impracticable, please disclose the percentage of shares of CECO that Met-Pro shareholders will own upon completion of the Merger.

Questions and Answers about the Special Meetings, pages 1 and 10; Summary, page 14

6. Please avoid repeating information in the Q&As and the Summary. These sections should fulfill distinct purposes. Currently, we note disclosure on the following items in both sections:

   - What Met-Pro shareholders will receive in the Merger;
   - Tax consequences of the Merger; and
   - Record dates, quorum requirements and votes required for the Mergers.

Summary, page 10

7. We your disclosure on page 41 that under CECO's initial proposal of a merger of equals, CECO would have six representatives and Met-Pro would have three representatives on the board of the combined company. We also note that your 425 communications indicate that Mr. De Hont, CEO of Met-Pro and Mr. Murphy, CFO of Met-Pro will join the Company as COO and CFO. Please add a section discussing the composition of the board of directors and management after the closing of the Mergers, as required by Item 18(a)(7) of Form S-4. Please also refer to Rule 438 and provide the appropriate consents of the directors you have selected, or tell us when and how you propose to update your filing to include this information.

8. Please briefly describe the terms of the Second Merger and your reasons for it. Please also clarify that shareholders will not have an opportunity to vote on the Second Merger.

9. Please include a section that addresses whether any federal or state regulatory requirements must be complied with or approval must be obtained, and if so, the status of such compliance or approval. Please see Item 3(i) of Form S-4. In this regard, we also note disclosures that each company's board of directors considered as a potentially

negative factor concerning the Mergers the "regulatory risks" associated with the Mergers and combining the two companies. Please consider whether risk factor disclosure of regulatory matters would also be appropriate.

10. Since shareholders will vote on the transaction prior to making their election or knowing what the value of any CECO shares they receive in the Merger will be, under an appropriate subheading, please disclose the time period anticipated between the vote and closing.

The Companies, page 14

11. Please disclose that Met-Pro is a Pennsylvania corporation.

What Met-Pro Shareholders Will Receive in the Merger, page 15

12. Please clarify, here and on page 75, that Met-Pro does not have any right to terminate the transaction if the CECO share price falls below $10.17, such that Met-Pro shareholders could receive CECO shares valued at less than $13.75 per Met-Pro Share. Please also clarify whether in this case, the vote of Met-Pro shareholders would be resolicited.

13. Please provide an example of the number of CECO shares to be issued on a Met-Pro per-share basis using the trading price of CECO common stock as of the latest practicable date. Also provide illustrative disclosure, in tabular format or using another clear presentation, showing the price of CECO common stock at the top and bottom of the collar as well as a reasonable range of prices of CECO's common stock, and the respective exchange ratios and values of the CECO common stock that the Met-Pro shareholders would receive on a per-Met-Pro share basis in each case. In this regard, please consider the volatility in the market price of CECO's common stock, including, for example, that it appears to have traded consistently and sometimes significantly below $10.17 per share prior to January 2013. Lastly, please disclose that the actual value of the consideration and number of shares to be issued may differ from the example as of the latest practicable date, given that the actual value and number of shares will not be determined until immediately preceding the closing.

How and when do Met-Pro shareholders make a cash election or a stock election?, page 3

14. Please disclose the minimum number of business days that Met-Pro shareholders will have from the time that you mail the election form to make their election, both here and under "Election Deadline" on page 77.

Opinion of Financial Advisor to Met-Pro; Opinion of Financial Advisor to CECO, page 17

15. Please disclose the fees paid or payable to each financial advisor, and the fact that most of the payment is contingent upon the closing of the transactions.

Comparison of Rights of Common Shareholders of Met-Pro...of CECO, page 18

16. Please revise this section to include a brief summary comparing the rights of the holders of common stock of Met-Pro and CECO.

Risk Factors, page 21

17. We note your disclosure on page 53 that Met-Pro did not solicit proposals from other bidders and that Met-Pro did not have contact with any potential buyers other CECO. Please revise your risk factors section to include this risk.

18. Please include a risk factor regarding the ability to finalize and consummate the financing arrangements contemplated by the Commitment Letter.

The Mergers may not be accretive and may cause dilution to the combined company's earnings per share . . . , page 25

19. This risk factor appears to discuss two risks: that the Mergers will not be accretive, and that the issuance of additional CECO shares may cause the market price of CECO common stock to decline. Please describe these risks under separate subheadings.

20. In the risk factor discussing the possibility that the Mergers may not be accretive and synergies may not be realized to the extent CECO expects, please disclose the expected amount of accretion and synergies, both here and in the section entitled "CECO's Reasons for the Mergers" on page 63.

Certain Directors and Executive Officers of Met-Pro may have potential conflicts of interest . . . , page 26

21. Please clarify here and in the section entitled "Treatment of Equity Awards" on page 73, that unlike other Met-Pro shareholders who may elect to receive cash in the Merger, the officers and directors holding Equity Awards will not be subject to proration of their cash consideration in the event that cash is oversubscribed in the Merger.

Selected Historical Consolidated Financial Information of CECO Environmental Corp., page 29

22. Please revise your tables on pages 29 and 30 and elsewhere throughout your filing as necessary to clarify what each company includes in the line item titled "long-term obligations". For example, it appears that CECO's presentation for the year ended December 31, 2012 includes all non-current liabilities whereas Met-Pro's presentation for the year ended January 31, 2013 includes only the non-current portion of debt and excludes other non-current liabilities such as accrued pension liabilities and deferred income tax liabilities.

Selected Historical Consolidated Financial Information of Met-Pro Corporation, page 30

23. Please revise to include unaudited information for the three month periods ended April 30, 2013 and 2012. Please refer to Instruction 4 to Item 301 of Regulation S-K and Item 3 of Form S-4.

Selected Unaudited Pro Forma Condensed Combined Financial Information, page 31

24. Pro forma balance sheet information should only be presented as of the most recent balance sheet date. Please remove here and elsewhere throughout the filing the pro forma balance sheet data as of December 31, 2012. Similarly remove the pro forma book value per share information as of December 31, 2012 from page 33. Refer to Rule 11-02(c)(1) of Regulation S-X.

The Mergers, page 39

General

25. Please include a separate section here and in the summary detailing the interest of the CECO directors and executive officers in the Mergers. Please consider whether a risk factor regarding potential conflicts of interest of the CECO directors and executive officers in the Mergers is appropriate.

Background of the Mergers, page 39

26. Please briefly explain why Met-Pro determined not to pursue a strategic transaction with CECO in 2010 following their preliminary discussions and execution of the mutual Confidentiality Agreement the parties had entered into at that time.

27. Please describe the discussions relating to the inclusion of a standstill provision. Please briefly disclose why CECO was willing to be subject to the standstill provision in 2012, but not in 2010.

28. Please disclose whether there were any ongoing material discussions between August 30, 2010 and November 5, 2010 and the nature of such discussions.

29. Please briefly discuss the analysis of Met-Pro's strategic alternatives that William Blair presented at the November 5, 2010 board meeting. Tell us supplementally whether the analysis is related in any way to the current transaction.

30. We note that in August 2012, the Met-Pro board determined that before it could consider a transaction with CECO, it should evaluate its strategic alternatives. Please discuss what consideration the Met-Pro board gave to alternatives to the CECO transaction, including remaining a standalone company or transactions with other companies in the industry. In

particular, please discuss the strategic alternatives discussed at the board of directors meetings held on October 16, 2012, December 20, 2012 and January 10, 2013. Please discuss the board's conclusion about those alternatives, and also explain why Met-Pro did not contact any other potential bidders or buyers, as disclosed on page 53. In this regard, we note your disclosure on page 51 that the Met-Pro board did not believe it likely that other buyers would be willing to acquire Met-Pro at a price in excess of $13.75. However, the discussions of strategic alternatives appear to have occurred and been discontinued before CECO signed the indication of interest with a purchase price of $13.75 on March 5.

31. In your disclosure in the last paragraph beginning on page 39, please elaborate on the aspects of CECO's "improved financial position, increased market capitalization and improved financial merits" that led the CECO board to reconsider a transaction with Met-Pro in March 2012.

32. Please expand your discussion to explain why CECO determined ultimately to offer both cash and stock as opposed to using only stock as initially proposed in November 2012.

33. Please discuss the merits of the business combination as discussed by the parties at the November 27, 2012 meeting.

34. We note that the parties discussed expected synergies at meetings on January 29, 2013 and February 7, 2013 and February 8, 2013. Please elaborate on the nature of these synergies, and quantify them if possible.

Met-Pro's Reasons for the Mergers and Recommendation Board of Directors, page 50

35. Disclosure on page 45 regarding the January 29, 2013 meeting between representatives of Met-Pro and CECO states that the parties discussed potential business synergies, and that more information about the synergies appears in "Met-Pro's Reasons for the Mergers and Recommendation of the Met-Pro Board of Directors" beginning on page 50. However, we did not locate a discussion of synergies as a reason for Met-Pro's participation in the Mergers in that section. Please revise the section beginning on page 50 to describe and quantify, where possible, the synergies contemplated by Met-Pro's board of directors in approving the Merger and recommending it to Met-Pro shareholders.

36. We note your disclosure that you did not have contact with any potential buyers other than CECO. In this section, as well as in the "Background" section as requested above, please explain the basis of the Met-Pro's board's belief that it was unlikely that any other financial or strategic buyers would acquire Met-Pro at a price in excess of $13.75.

37. We note that Met-Pro cites the fairness opinion of William Blair as a factor supporting its belief that the transaction is in the best interest of its shareholders. In this context, please explain what consideration the Met-Pro board gave to the fact that William Blair assumed

that the Mergers would qualify as a tax-free transaction, as disclosed on page 55. The current disclosure regarding tax consequences states that it is not clear whether the Mergers will qualify as reorganization, and we note that delivery of tax opinions is not a condition to closing the Mergers.

38. Please address what consideration, if any, the Met-Pro board gave to the fact that the Merger Agreement does not provide termination or walk-away rights to Met-Pro in the event that CECO's common stock is valued at less than $10.17 at the time of the Merger, resulting in Met-Pro shareholders receiving CECO common stock valued at less than the negotiated consideration of $13.75 per Met-Pro share.

Opinion of Financial Advisor to Met-Pro, page 53

General

39. Please revise your disclosure on page 63 to provide a narrative and quantitative description of the fees William Blair and its affiliates received, or are to receive, for services provided to Met-Pro or its affiliates in the past two years. See Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.

CECO's Reasons for the Mergers, page 63

40. We note that CECO cites the fairness opinion of Jeffries as a factor supporting its belief that the transaction is in the best interest of its stockholders. In this context, please explain what consideration the CECO board gave to the fact that Jeffries was advised that Mergers will constitute an integrated plan that will qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended, or, if the Mergers do not qualify as a reorganization, that the Merger and the Second Step Merger will be treated as separate transactions for federal income tax purposes, as disclosed on page 66. The current disclosure regarding tax consequences states that it is not clear whether the Mergers will qualify as reorganization, and we note that delivery of tax opinions is not a condition to closing the Mergers.

Selected Comparable Company Analysis, page 68
Selected Comparable Transactions Analysis, page 70

41. We note that Jeffries performed a Selected Comparable Company Analysis and a Selected Comparable Transactions Analysis. Please revise to provide the following information:

- Disclose the methodology and criteria used in selecting these companies and transactions;

- Disclose whether any companies meeting this criteria were excluded from the analysis and the reasons for doing so; and

- Disclose the size of each transaction or a range of the sizes of all transactions in the Selected Precedent Transactions Analysis.

Interests of Met-Pro Directors and Executive Officers in the Mergers, page 73

42. Please quantify in the aggregate the benefits that the Met-Pro directors and executive officers will receive as a result of their interests. Please also quantify these amounts in your related risk factor on page 26 and in the Summary on page 17. Please also disclose which, if any, directors or executive officers will join the merged company.

Treatment of Met-Pro Equity Awards, page 76

43. Please revise this section to disclose the number and value of the outstanding Met-Pro Options and Met-Pro RSUs that will become fully vested at the Effective Time.

Election Deadline, page 77

44. Please clarify, if true, that the CECO and Met-Pro will announce the anticipated election deadline at least two days before such deadline.

Material United States Federal Income Tax Consequences, page 83

45. We note that you discuss tax consequences to Met-Pro Shareholders "if the Mergers qualify as a reorganization". Please provide a more definitive statement as to whether the Mergers qualify as a reorganization. We note your discussion of the continuity of interest requirement and why application of the signing date rule implies some uncertainty about whether the value of the CECO common stock issued in the First Merger will represent at least 40% of the value of the total consideration received by Met-Pro shareholders. However, if you believe it is reasonable to assume that the 40% test for the continuity of interest requirement will be met, we will not object if you condition this disclosure on this assumption.

46. As noted elsewhere, a tax opinion should be filed where a representation as to tax consequences is set forth in the filing and the tax consequences are material to investors. Therefore, please have counsel file tax opinions prior to effectiveness. Consistent with the comment above, we will not object if counsel assumes that the 40% test for the continuity of interest requirement will be met, provided that the assumption is adequately described and provided that counsel believes the assumption is reasonable. However, it is not appropriate for counsel to assume the tax consequence in issue. Therefore, counsel should not assume that the Merger qualifies as a reorganization under Section 368(a) of the Code. Lastly, please note that if counsel files a short form opinion, the disclosure in

the prospectus should state that the discussion of tax consequences constitutes counsel's opinion.

47. Disclosure on page 66 regarding CECO's advice to Jeffries about the tax consequences of the transaction states that CECO advised that the Mergers will constitute an "integrated plan that will qualify . . . as a reorganization . . . or, if the Mergers do not qualify as a reorganization, that the First Merger and the Second Merger will be treated as separate transactions for federal income tax purposes." Please tell us, with a view toward disclosure, what the significance of this distinction is in terms of the tax treatment of the transaction to the parties and shareholders.

The Merger Agreement, page 89

48. Please note your disclosure on page 94 that the information concerning the subject matter of representations and warranties in the Merger Agreement may change and may or may not be reflected in the public disclosures of Met-Pro and CECO. Please revise this statement to remove the implication that material information that is related to the disclosures in your Merger Agreement and proxy statement/prospectus might not be conveyed to investors.

49. We note that the representations and warranties of CECO and Met-Pro are qualified by disclosure schedules. Please provide us supplementally with a list that briefly identifies the contents of the disclosure schedules. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request. The agreement to furnish the staff with copies of omitted schedules may be included in the exhibit index to the registration statement.

Qualification as Reorganization for U.S. Federal Income Tax Purposes, page 105

50. We note your disclosure that obtaining the tax opinions of tax counsel is not a condition to the parties' agreement to consummate the Merger. Please clarify whether and how you will notify shareholders if counsel is unable to issue an opinion that the transaction is a reorganization. Also clarify whether shareholders will have an opportunity to change their cash or stock election at that time, and whether you will resolicit the vote following such notification, notwithstanding the fact that delivery of the opinions is not a condition to closing.

Conditions of Merger, page 108

51. Please disclose explicitly which, if any, conditions have been satisfied, and state, if true, that any and all conditions are waivable. Also discuss the circumstances, if any, under which you would resolicit the vote upon waiver of any of the conditions.

52. If a material condition were to be waived, disclose the minimum number of full business days in advance of the meeting you would notify those voting of the waiver, and explain how they would be notified. Also disclose the date after which you would not waive any material conditions.

Unaudited Pro Forma Condensed Combined Financial Statements, page 119

Unaudited Pro Forma Condensed Combined Balance Sheet, page 121

53. Please disclose the number of CECO shares authorized, issued and outstanding on both a historical and pro forma basis.

54. We note that the historical Met-Pro columns of your March 31, 2013 pro forma balance sheet and income statement represent information as of and for the period ended January 31, 2013. Based on the results presented in Met-Pro's Form 10-Q for the period ended April 30, 2013, it appears that there have been material changes in some of Met-Pro's balance sheet and income statement line items since January 31, 2013. As such, please update these columns in both your March 31, 2013 pro forma balance sheet and income statement to provide historical information for Met-Pro as of and for the period ended April 30, 2013.

Unaudited Pro Forma Condensed Combined Statement of Income, pages 122 and 123

55. Please revise footnote 1 to clarify the historical financial statement periods represented by the "Historical Aarding" column. We note that the closing date for this acquisition was February 28, 2013 and therefore it appears that Aarding's results for the month of March 2013 may be included in your "Historical CECO" column on page 123.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 124

4. Pro Forma Adjustments, page 126

56. Please revise your discussion of adjustment B to more fully explain how you calculated the number of CECO common shares that would be issued based on the midpoint of the collar. In light of CECO's current share price, please also tell us and disclose your basis for using the midpoint of the collar. Since the transaction is structured in such a manner that significantly different results may occur, additional pro forma information should be provided which gives effect to the range of possible results. Refer to Rule 11-02(b)(8) of Regulation S-X.

57. Please revise your discussion of adjustment G to explain how you determined the tax rate you used to recognize the deferred tax liability.

58. Please revise to more fully describe the overall terms of the contingent consideration agreements and the assumptions used in determining the amount of the adjustments described in adjustments J and K for the year ended December 31, 2012 and the period ended March 31, 2013. Please also consider whether pro forma information should be provided which gives effect to the range of possible results pursuant to Rule 11-02(b)(8) of Regulation S-X.

59. Please disclose how you computed the amounts of adjustments M and O as applied to the Aarding acquisition.

60. Please revise to clarify the nature of the acquisition expenses eliminated as part of adjustment Q and how you determined they were direct, incremental costs related to the acquisitions.

Item 21. Exhibits and Financial Statement Schedules, page II-2

61. Please include the Voting Agreement and Lock-Up Agreement as exhibits to your Form S-4.

62. We note that your 425 communications indicate that Mr. De Hont, CEO of Met-Pro and Mr. Murphy, CFO of Met-Pro will join the Company as COO and CFO. Please disclose whether these individuals have entered into employment agreements with the company and the terms of those agreements. Please include such agreements as Exhibits to your Form S-4.

63. We note that tax opinions have not been filed and are not referenced in the exhibit list. We urge you to file the opinions as soon as possible to ensure that the staff has sufficient time to review them prior to your desired effectiveness date.

Exhibits 99.1 and 99.2

64. Please ensure that the proxy card is marked is "preliminary" until the time that you file a definitive proxy statement. See Rule 14a-6(b).

CECO Environmental Form 10-K for the Year Ended December 31, 2012

Audited Financial Statements, page F-1

2. Financial Instruments, page F-16

65. Please show us how you will revise your future filings both here and in MD&A to describe any restrictions on the availability and/or use of cash held overseas.

CECO Environmental Form 10-Q for the Period Ended March 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Backlog, page 21

    66. Please show us how you will revise future filings to quantify the portion of increased backlog attributable to recent acquisitions.

Met-Pro Corporation Form 10-K for the Year Ended January 31, 2013

Item 9A. Controls and Procedures, page 60

(a) Disclosure Controls and Procedures, page 60

    67. Please amend your filing to include management's conclusions regarding the effectiveness of your disclosure controls and procedures as of January 31, 2013. Please refer to Item 307 of Regulation S-K. In doing so, please also ensure that you include currently dated certifications that refer to the Form 10-K/A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lisa Etheredge, Staff Accountant, at 202-551-3424 or Rufus Decker, Accounting Branch Chief, at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or me at 202-551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Kathryn Erickson, Via E-mail
    Leslie J. Weiss, Via E-mail